UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

X-Rite, Incorporated

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

983857103

(CUSIP Number)

Robert J. Kelly

c/o Tinicum Lantern II L.L.C.

800 Third Avenue, 40th Floor

New York, NY 10022

212-446-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103

1	Names of Reporting Persons Tinicum Capital Partners II, L.P.
2

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒**

**     The reporting persons making this filing hold an aggregate of 11,751,794 Shares, which is 14.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 11,656,303
9 Sole Dispositive Power -0-
10 Shared Dispositive Power 11,656,303

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,656,303
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 14.7%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 983857103

1	Names of Reporting Persons Tinicum Capital Partners II Parallel Fund, L.P.
2

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒ **

**     The reporting persons making this filing hold an aggregate of 11,751,794 Shares, which is 14.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 60,621
9 Sole Dispositive Power -0-
10 Shared Dispositive Power 60,621

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,621
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 983857103

1	Names of Reporting Persons Tinicum Capital Partners II Executive Fund L.L.C.
2

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒ **

**     The reporting persons making this filing hold an aggregate of 11,751,794 Shares, which is 14.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 34,870
9 Sole Dispositive Power -0-
10 Shared Dispositive Power 34,870

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,870
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 983857103

1	Names of Reporting Persons Tinicum Lantern II L.L.C.
2

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒ **

**     The reporting persons making this filing hold an aggregate of 11,751,794 Shares, which is 14.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 11,751,794
9 Sole Dispositive Power -0-
10 Shared Dispositive Power 11,751,794

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,751,794
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 14.8%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 983857103

1	Names of Reporting Persons Terence M. O’Toole
2

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒ **

**     The reporting persons making this filing hold an aggregate of 11,751,794 Shares, which is 14.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 11,751,794
9 Sole Dispositive Power -0-
10 Share Dispositive Power 11,751,794

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,751,794
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 14.8%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 983857103

1	Names of Reporting Persons Eric M. Ruttenberg
2

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒ **

**     The reporting persons making this filing hold an aggregate of 11,751,794 Shares, which is 14.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 11,751,794
9 Sole Dispositive Power -0-
10 Share Dispositive Power 11,751,794

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,751,794
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 14.8%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 2, filed on behalf of the entities and persons listed below (collectively, the “Reporting Persons”):

(i)	Tinicum Capital Partners II, L.P., a Delaware limited partnership (“TCP II”), with respect to the shares of common stock, par value $0.10 per share (the “Shares”) of X-Rite, Incorporated (the “Company”), held by it;

(ii)	Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership (the “Parallel Fund”), with respect to the Shares held by it;

(iii)	Tinicum Capital Partners II Executive Fund L.L.C., a Delaware limited liability company (the “Executive Fund”, and together with TCP II and the Parallel Fund, the “Funds”), with respect to the Shares held by it;

(iv)	Tinicum Lantern II L.L.C., a Delaware limited liability company which is the general partner of each of TCP II and the Parallel Fund and the managing member of the Executive Fund (the “Manager”), with respect to the Shares held by each of the Funds;

(v)	Terence M. O’Toole, a United States citizen and a managing member of the Manager (“O’Toole”), with respect to the Shares held by each of the Funds; and

(vi)	Eric M. Ruttenberg, a United States citizen and a managing member of the Manager (“Ruttenberg”, and together with O’Toole, the “Individual Reporting Persons”), with respect to the Shares held by each of the Funds, amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 4, 2008, as amended by the Schedule 13D/A filed by the Reporting Persons with the SEC on August 20, 2009 (as amended, the “Schedule 13D”), relating to the Shares. Capitalized terms not defined herein have the meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

Shareholder Approval

On October 28, 2009, at a special meeting of the Company’s shareholders, the shareholders approved a proposal necessary to permit the Investors to exercise the Warrants (the “Shareholder Approval”). Following the receipt of the Shareholder Approval, TCP II, the Parallel Fund and the Executive Fund may be deemed to beneficially own an additional 1,468,100 Shares, 7,635 Shares and 4,392 Shares, respectively, issuable upon exercise of the respective Tinicum Warrants. The Manager, O’Toole and Ruttenberg each may be deemed to beneficially own an additional 1,480,127 Shares issuable upon exercise of the Tinicum Warrants by the Funds. Each Fund may determine to exercise its respective Tinicum Warrant, in whole or in part, at any time until August 18, 2019 in accordance with its terms. In addition, as a result of the Shareholder Approval, the Funds will no longer be entitled to receive the Participation Amount with respect to the Preferred Stock.

Item 5.	Interests in Securities of the Issuer

Item 5 is hereby amended by deleting sections (a),(b) under each of “The Funds”, “The Manager” and “The Individual Reporting Persons” and replacing them with the following:

(a) The Funds

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based on the 77,913,695 Shares outstanding as of October 22, 2009 set forth in the Company’s registration statement on Form S-3/A filed with the SEC on October 28, 2009 plus 1,480,127 Shares issuable upon exercise of the Tinicum Warrants.

(b) The Manager

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Manager is incorporated herein by reference.

(c) The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2009

TINICUM LANTERN II L.L.C.,

On its own behalf and as the General Partner of
TINICUM CAPITAL PARTNERS II, L.P. and TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.
and as the Managing Member of
TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

/s/ Eric M. Ruttenberg
By:	Eric M. Ruttenberg,
Managing Member

/s/ Terence M. O’Toole
TERENCE M. O’TOOLE

/s/ Eric M. Ruttenberg
ERIC M. RUTTENBERG